UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Zealand Pharma A/S, or the Company, dated January 23, 2019, announcing changes to the executive management of Zealand Pharma. Following the resignation of Britt Meelby Jensen on 26 November 2018, the Board of Directors has decided that Britt will be released from her duties as President and CEO as of 28 February 2019.

Adam Steensberg, MD, Executive Vice President and Chief Medical and Development Officer is appointed interim CEO as of 1 March 2019, while also maintaining his current responsibilities.

After nine years of dedicated service, Mats Blom, Chief Financial Officer, will leave Zealand end March 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

	By:	/s/ Mats Blom

		Name:	Mats Blom
		Title:	Chief Financial Officer
Date: January 23, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement date January 23, 2019

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